U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                                                      0-8773
                                   FORM 12B-25                   CUSIP NUMBER
                                                                  226120 10 3
                           NOTIFICATION OF LATE FILING
                                  (Check One):

          ]Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
                   [ ] Form 10-Q and 10-QSB   [ ] Form N-SAR

     For Period Ended:  May 31, 2001
     [ ] Transition  Report on Form 10-K
     [ ] Transition  Report on Form 20-F
     [ ] Transition  Report on Form 11-K
     [ ] Transition  Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the Items(s) to which the notification relates.
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Part I - Registrant Information

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Full name of Registrant:            CRESTED CORP.

Former Name if Applicable:          N/A

Address of Principal Executive Office (Street and Number)

                                    877 NORTH 8TH WEST
City, State and Zip Code:           RIVERTON, WY 82501




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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)    The reasons  described in reasonable  detail in Part III of this form  could not be  eliminated  without  unreasonable  effort or expense;
         (b)    The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F, 11-K or Form N-SAR, or portion thereof
  X             will be filed on or before the fifteenth calendar  day following
-----           the  prescribed  due  date;  or the subject quarterly  report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The  accountant's  statement or other  exhibit  required by Rule
                12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

          The Company adopted EITF 00-01, "Balance Sheet and Income Statement Display Under the Equity Method for Investments in Certain Partnerships and Other Unincorporated Joint Ventures," effective June 1, 2000. This standard requires the Company to account for its investment with USE in USECB Joint Venture ("USECB") using the equity method of accounting. The Company previously consolidated its proportional ownership in USECB (50%) for financial reporting purposes. The adoption of this standard did not impact the net income
     (loss) of the Company, but did have a material effect of the financial position and the presentation of the Company's financial statements. All prior periods have been restated. Additional time was needed to review the restated financial statements.

          The registrant will file the Form 10-K Report for the fiscal year ended May 31, 2001 on or before September 13, 2001.

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Part IV - Other Information

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     (1) Name and  telephone  number of person to contact in regard to this notification.

             STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                                 [ X ]Yes [  ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ X ]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          Revenues increased from $73,100 in fiscal 2000 to $3,891,500 in fiscal 2001. Net income increased during fiscal 2001 by $6,485,500 to $1,205,700 as compared to a loss of $5,279,800 during fiscal 2000. The increase in revenues and net income was primarily due to the settlement of litigation with Kennecott regarding the Green Mountain Mining Venture. We recorded $3,566,400 from this settlement. Of this amount $1,566,400 was a cash payment and $2,000,000 was a non-cash recognition of a deferred purchase option which had been paid in 1997. The other major increase in revenues was the sale of a real estate property in Colorado which resulted in revenues of $264,600. General and Administrative expenses and losses of affiliates decreased $78,600 and $2,588,500 respectively during fiscal 2001.


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                               CRESTED CORP.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     August 30, 2001              By:    /s/   Robert Scott Lorimer
       ---------------------------         -------------------------------------
                                                ROBERT SCOTT LORIMER,
                                                VP Finance, Treasurer and
                                                Chief Financial Officer



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